Investor Contact:                         Media Contact:
Murray Louis                            Dana Grosser
SEI    SEI
+1 610-676-1932                        +1 610-676-2459
mlouis@seic.com                         dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI REPORTS FIRST-QUARTER 2013 FINANCIAL RESULTS

Results Include Gain from Sale of SEI Asset Korea

OAKS, Pa., April 24, 2013 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for first-quarter 2013. Diluted earnings per share were $.41 in first-quarter 2013 compared to $.28 in first-quarter 2012. First-quarter 2013 includes a gain of $.08 diluted earnings per share from the sale of SEI Asset Korea, of which SEI owned approximately 56.1 percent.

Consolidated Overview	For the Three Months
(In thousands, except earnings per share)	Ended March 31,
	2013	2012	%

Revenues	$271,879	$237,898	14%
Net Income attributable to SEI	71,920	49,965	44%
Diluted Earnings Per Share	$0.41	$0.28	46%

"The first quarter of 2013 continued the progress we made during 2012 across all of our businesses. A combination of new client implementations, improved financial markets, and positive sales activity contributed to our operating results during the quarter,” said Alfred P. West, Jr., SEI Chairman and CEO.

"Our results so far this year have been encouraging. SEI will continue to execute against our long-term strategy, including a focus on new client acquisition and development of the products and services necessary for long-term success. As always, we are committed to enhancing shareholder value."

Summary of First-Quarter Results by Business Segment

(In thousands)	For the Three Months
	Ended March 31,
	2013	2012	%
Private Banks:
Revenues	$98,746	$87,988	12%
Expenses	96,298	87,517	10%
Operating Profit	$2,448	$471	420%
Gain on sale of subsidiary	22,112	—	N/M
Total Profit	$24,560	$471	N/M
Operating Margin (A)	2%	1%

Investment Advisors:
Revenues	55,191	49,468	12%
Expenses	31,625	29,301	8%
Operating Profit	23,566	20,167	17%
Operating Margin	43%	41%

Institutional Investors:
Revenues	63,162	53,317	18%
Expenses	31,509	28,100	12%
Operating Profit	31,653	25,217	26%
Operating Margin	50%	47%

Investment Managers:
Revenues	53,820	46,211	16%
Expenses	35,162	30,426	16%
Operating Profit	18,658	15,785	18%
Operating Margin	35%	34%

Investments in New Businesses:
Revenues	960	914	5%
Expenses	3,738	3,698	1%
Operating Loss	(2,778)	(2,784)	N/M

(A) Percentage determined exclusive of gain on sale of subsidiary.

First-Quarter Business Commentary:

•
Revenues increased in first-quarter 2013 as compared to both first-quarter 2012 and fourth-quarter 2012. Gains were realized in all core business segments and all major product lines, including Asset management, administration, and distribution fees and Information processing and software servicing fees.

•
Net income attributable to SEI increased in first-quarter 2013 as compared to both first-quarter 2012 and fourth-quarter 2012. This was driven by the increase in first-quarter 2013 revenues when compared to both periods. Additionally, the previously disclosed sale of SEI Asset Korea was completed on March 28, 2013 resulting in a gain of $22.1 million, or $.08 diluted earnings per share.

•
Our average assets under management, excluding LSV, increased $20.9 billion, or 17 percent, to $145.0 billion in the first-quarter 2013, as compared to $124.1 billion during the first-quarter 2012, and increased $6.5 billion, or five percent, as compared to $138.5 billion during the fourth-quarter 2012. Ending asset balances for the first-quarter 2013 do not include assets related to SEI Asset Korea (see attached Ending and Average Asset Balances schedules for further details).

•
Sales events, net of client losses, during first-quarter 2013 totaled approximately $19.6 million and are expected to generate net annualized recurring revenues of approximately $16.8 million when contract values are fully realized.

•
Income from LSV increased in first-quarter 2013 to $27.8 million as compared to $27.3 million in first-quarter 2012 due to an increase in assets under management. Our ownership interest in LSV was approximately 39.8 percent in first-quarter 2013 and 41.2 percent in first-quarter 2012.

•
The effective tax rates were 34.9 percent in first-quarter 2013 and 37.2 percent in first-quarter 2012 and 35.0 percent in fourth-quarter 2012. The first-quarter 2013 tax rate was benefited by the reinstatement of the research and development tax credit partially offset by additional foreign taxes caused by the sale of SEI Asset Korea. The increase in the tax rate in the first-quarter 2012 was due to the expiration of the research and development tax credits. The fourth-quarter 2012 tax rate was benefited by state tax planning.

•	In first-quarter 2013, we repurchased 1.3 million shares of our common stock for $36.2 million.

Earnings Conference Call
A conference call to review earnings is scheduled for 2:00 PM ET on April 24, 2013. Investors may listen to the call at www.seic.com/investors or listen at www.earnings.com, a service of Thomson Streetevents. The call may also be accessed at numerous financial services web sites including AOL and Yahoo. Investors may also listen to replays at these web sites, or by telephone at (USA) 1-800-475-6701; (International) 320-365-3844, access code 291281.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, fund processing, and investment management business outsourcing solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of March 31, 2013, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages or administers $495 billion in mutual fund and pooled or separately managed assets, including $206 billion in assets under management and $289 billion in client assets under administration. For more information, visit www.seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2013	2012

Asset management, admin. and distribution fees	$198,633	$172,954
Information processing and software servicing fees	64,532	56,200
Transaction–based and trade execution fees	8,714	8,744

Total revenues	271,879	237,898

Subadvisory, distribution and other asset mgmt costs	27,934	28,003
Software royalties and other information processing costs	7,487	6,941
Brokerage commissions	6,512	6,307
Compensation, benefits and other personnel	88,610	78,543
Stock-based compensation	5,293	4,033
Consulting, outsourcing and professional fees	31,849	26,955
Data processing and computer related	12,058	11,465
Facilities, supplies and other costs	18,148	14,508
Amortization	8,242	7,622
Depreciation	5,704	5,432

Total expenses	211,837	189,809

Income from operations	60,042	48,089

Net gain on investments	280	3,205
Interest and dividend income	1,053	1,487
Interest expense	(113)	(161)
Equity in earnings of unconsolidated affiliates	27,588	27,330
Gain on sale of subsidiary	22,112	—

Net income before income taxes	110,962	79,950

Income taxes	38,692	29,715

Net income	72,270	50,235

Less: Net income attributable to the noncontrolling interest	(350)	(270)

Net income attributable to SEI	$71,920	$49,965

Diluted earnings per common share	$0.41	$0.28

Shares used to calculate diluted earnings per share	176,005	177,668

Basic earnings per common share	$0.42	$0.28

Shares used to calculate basic earnings per share	172,598	176,348

SEI INVESTMENTS COMPANY
CONDENSED BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31,	December 31,
	2013	2012
Assets

Cash and short-term investments	$452,099	$452,247
Restricted cash	5,500	6,000
Receivables, net	247,137	202,818
Securities owned	21,107	20,088
Other current assets	21,705	20,251

Total current assets	747,548	701,404

Property and equipment, net	123,153	127,581
Marketable securities	78,148	81,778
Capitalized software, net	305,352	307,490
Investment in unconsolidated affiliates	77,165	77,398
Other assets, net	11,244	14,173

Total assets	$1,342,610	$1,309,824

Liabilities

Current liabilities	$148,727	$152,005
Deferred income taxes	85,386	93,458
Other Long-term liabilities	7,400	7,032

Total SEI Investments Company shareholders’ equity	1,101,097	1,038,180
Noncontrolling interest	—	19,149
Total Equity	1,101,097	1,057,329

Total liabilities and equity	$1,342,610	$1,309,824

SEI INVESTMENTS COMPANY
ENDING ASSET BALANCES
(In millions)
(Unaudited)

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2012	2012	2012	2012	2013
Private Banks:
Equity/Fixed Income prgms.	$17,180	$16,848	$17,960	$18,862	$12,446
Collective Trust Fund prgms.	435	335	147	11	9
Liquidity funds	5,549	5,063	5,342	6,008	5,143
Total assets under mgmnt.	$23,164	$22,246	$23,449	$24,881	$17,598

Client assets under admin.	10,916	10,719	11,611	12,178	12,970
Total assets	$34,080	$32,965	$35,060	$37,059	$30,568

Investment Advisors:
Equity/Fixed Income prgms.	$29,722	$29,153	$30,864	$31,220	$34,166
Collective Trust Fund prgms.	1,199	705	370	14	15
Liquidity funds	1,643	1,880	1,868	2,514	2,094
Total assets under mgmnt.	$32,564	$31,738	$33,102	$33,748	$36,275

Institutional Investors:
Equity/Fixed Income prgms.	$54,537	$55,548	$59,852	$62,160	$64,214
Collective Trust Fund prgms.	424	415	153	102	101
Liquidity funds	3,725	2,958	3,272	2,454	2,810
Total assets under mgmnt.	$58,686	$58,921	$63,277	$64,716	$67,125

Investment Managers:
Equity/Fixed Income prgms.	$62	$61	$65	$67	$73
Collective Trust Fund prgms.	12,781	13,004	15,433	16,197	17,656
Liquidity funds	147	226	396	408	522
Total assets under mgmnt.	$12,990	$13,291	$15,894	$16,672	$18,251

Client assets under admin. (A)	228,327	231,549	240,965	244,671	275,632
Total assets	$241,317	$244,840	$256,859	$261,343	$293,883

Investments in New Businesses:
Equity/Fixed Income prgms.	$568	$551	$534	$513	$552
Liquidity funds	34	30	29	43	42
Total assets under mgmnt.	$602	$581	$563	$556	$594

LSV Asset Management:
Equity/Fixed Income prgms.	$60,607	$54,922	$58,886	$60,947	$66,311

Total:
Equity/Fixed Income prgms (B) (D)	$162,676	$157,083	$168,161	$173,769	$177,762
Collective Trust Fund prgms.	14,839	14,459	16,103	16,324	17,781
Liquidity funds	11,098	10,157	10,907	11,427	10,611
Total assets under mgmnt.	$188,613	$181,699	$195,171	$201,520	$206,154

Client assets under admin. (C)	239,243	242,268	252,576	256,849	288,602
Total assets	$427,856	$423,967	$447,747	$458,369	$494,756

(A)
Client assets under administration in the Investment Managers segment include $54.1 billion of assets balances that require limited services and therefore are at fee levels below our normal full service assets (as of March 31, 2013).

(B)	Equity/Fixed Income programs include $3.3 billion of assets invested in various asset allocation funds at March 31, 2013.

(C)	In addition to the numbers presented, SEI also administers an additional $4.9 billion in Funds of Funds assets (as of
March 31, 2013) on which SEI does not earn an administration fee.

(D)
Equity/Fixed Income programs in the Private Banks segment for 2012 included assets related to SEI Asset Korea which was sold in first-quarter 2013. Assets for SEI Asset Korea for the four quarters of 2012 were $6.6 billion, $6.3 billion. $6.6 billion and $7.0 billion respectively.

SEI INVESTMENTS COMPANY
AVERAGE ASSET BALANCES
(In millions)
(Unaudited)

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.
	2012	2012	2012	2012	2013
Private Banks:
Equity/Fixed Income prgms.	$17,116	$16,794	$17,527	$18,301	$19,197
Collective Trust Fund prgms.	436	396	230	66	11
Liquidity funds	5,581	5,115	5,401	5,229	5,556
Total assets under mgmnt.	$23,133	$22,305	$23,158	$23,596	$24,764

Client assets under admin.	10,211	10,631	10,867	11,783	12,860
Total assets	$33,344	$32,936	$34,025	$35,379	$37,624

Investment Advisors:
Equity/Fixed Income prgms.	$28,426	$29,103	$30,032	$30,881	$33,189
Collective Trust Fund prgms.	1,238	984	532	158	14
Liquidity funds	2,015	1,806	1,886	2,176	2,085
Total assets under mgmnt.	$31,679	$31,893	$32,450	$33,215	$35,288

Institutional Investors:
Equity/Fixed Income prgms.	$52,270	$54,998	$57,763	$61,304	$63,642
Collective Trust Fund prgms.	427	418	284	120	101
Liquidity funds	3,765	3,147	3,253	3,493	2,960
Total assets under mgmnt.	$56,462	$58,563	$61,300	$64,917	$66,703

Investment Managers:
Equity/Fixed Income prgms.	$58	$63	$62	$68	$68
Collective Trust Fund prgms.	11,983	12,991	14,797	15,719	17,129
Liquidity funds	190	235	287	395	511
Total assets under mgmnt.	$12,231	$13,289	$15,146	$16,182	$17,708

Client assets under admin.	224,547	229,873	237,155	240,520	263,054
Total assets	$236,778	$243,162	$252,301	$256,702	$280,762

Investments in New Businesses:
Equity/Fixed Income prgms.	$549	$550	$530	$518	$542
Liquidity funds	39	33	35	33	38
Total assets under mgmnt.	$588	$583	$565	$551	$580

LSV Asset Management:
Equity/Fixed Income prgms.	$59,200	$55,994	$57,164	$59,383	$64,448

Total:
Equity/Fixed Income prgms (A)	$157,619	$157,502	$163,078	$170,455	$181,086
Collective Trust Fund prgms.	14,084	14,789	15,843	16,063	17,255
Liquidity funds	11,590	10,336	10,862	11,326	11,150
Total assets under mgmnt.	$183,293	$182,627	$189,783	$197,844	$209,491

Client assets under admin.	234,758	240,504	248,022	252,303	275,914
Total assets	$418,051	$423,131	$437,805	$450,147	$485,405

(A)
Equity/Fixed Income programs in the Private Banks segment for 2012 and 2013 included average assets related to SEI Asset Korea which was sold in first-quarter 2013. Average assets for SEI Asset Korea for the four quarters of 2012 were $6.8 billion, $6.4 billion, $6.5 billion and $6.8 billion respectively. Average assets for the first-quarter 2013 were $7.0 billion.